

HUNTON & WILLIAMS LLP
FOUNTAIN PLACE
1445 ROSS AVENUE
SUITE 3700
DALLAS, TEXAS 75202-2799

TEL   214 • 979 • 3000
FAX   214 • 880 • 0011

W. ALAN KAILER
DIRECT DIAL: 214-468-3342
EMAIL: akailer@hunton.com

October 11, 2007

FILE NO: 70209.000001

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

> **Re:**   **The Hallwood Group Incorporated**
> Form 10-K for Fiscal Year Ended December 31, 2006
> Filed May 14, 2007
> File No. 1-8303

Ladies and Gentlemen:

On behalf of The Hallwood Group Incorporated, a Delaware corporation ("Company" or "Hallwood Group"), we are responding to inquiries in the letter from the staff of the Securities and Exchange Commission (the "Commission") to Mr. Melvin J. Melle, dated September 27, 2007, regarding the Company's Form 10-K for the Fiscal Year Ended December 31, 2006, filed May 14, 2007 (the "Form 10-K").

For the convenience of the staff, we have repeated each comment prior to the response.

Hallwood Group Incorporated Consolidated Financial Statements

Notes to Consolidated Financial Statements, page 49

Note 7 - Loans Payable, page 64

1.   *In future filings, please disclose the amount of the restricted net assets of your Brookwood subsidiary as of the end of the most recent fiscal year as required by Rule 4-08(e)(3)(b) of Regulation S-X. Alternatively, tell us why the disclosure required by the referenced rule is not required.*

The Company will make this disclosure in its future filings.

ATLANTA AUSTIN BANGKOK BEIJING BRUSSELS CHARLOTTE DALLAS HOUSTON KNOXVILLE LONDON
LOS ANGELES McLEAN MIAMI NEW YORK NORFOLK RALEIGH RICHMOND SINGAPORE WASHINGTON
www.hunton.com



Securities and Exchange Commission
October 11, 2007
Page 2

Note 6. Investment in Hallwood Energy, L.P. and Predecessor Affiliates, page 57

2.   *To the extent applicable please disclose in future filings your share of Hallwood Energy's capitalized costs, costs incurred, results of operations, proved oil and gas reserve quantities, and standardized measure of discounted future net cash flows. Refer to paragraph 105 of SFAS 69.*

The Company will make this disclosure in its future filings.

Exhibits

3.   *Please file the consent of Deloitte & Touche LLP to incorporate by reference its report on the financial statements of Hallwood Energy, L.P. in the post effective amendment to your registration statement on Form S-8. Refer to Item 601(b)(23) of Regulation S-K.*

Please see attached draft Form 10-K/A, which includes the revised consent of Deloitte & Touche LLP to incorporate by reference of both of its reports in the post effective amendment to the Company's registration statement. The Company will file the amendment upon completion of the comment process.

Exhibits 31.1 and 31.2

4.   *The certifications required by Rule 13a-14(a) or Rule 15d-14(a) should conform exactly to the certification set forth in Item 601(b)(31) of Regulation S-K. In that regard, please revise paragraph 4(d) in future filings to include the reference to the most recent fiscal quarter as opposed to the fourth fiscal quarter and insert the parenthetical language presently omitted. The parenthetical language should also be included in future filings on Form 10-Q.*

The Company has included revised certifications with the attached draft Form 10-K/A and will include correct certifications in its future filings.

Financial statements of Hallwood Energy, L.P. and Subsidiaries

Report of Independent Registered Public Accounting Firm

5.   *Please indicate the city and state where the report was issued. Refer to Rule 2-02(a) of Regulation S-X.*



Securities and Exchange Commission
October 11, 2007
Page 3

Please see attached draft Form 10-K/A, which includes the city and state where the report was issued. The Company will file the amendment upon completion of the comment process.

The Company has acknowledged to us, and has authorized us to communicate to the staff the Company's acknowledgement, that:

(i)   that the Company is responsible for the adequacy and accuracy of the disclosure contained in the Form 10-K;

(ii)   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

(iii)   the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any members of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 468-3342.

Sincerely,

/s/ W. Alan Kailer
W. Alan Kailer

Attachment (Draft Form 10-K/A